Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2	TSX: SLX
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NYSE - AG
TSX – FR	April 3, 2012
Frankfurt – FMV
TSX – SLX
Frankfurt – GSBN
OTCBB - GGCRF

FIRST MAJESTIC ANNOUNCES FRIENDLY ACQUISITION OF SILVERMEX RESOURCES

Vancouver, BC, Canada –First Majestic Silver Corp. ("First Majestic") and Silvermex Resources Inc. (“Silvermex”) are pleased to announce that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of Silvermex for a consideration of 0.0355 common shares of First Majestic (the “Exchange Ratio”) and C$0.0001 in cash per common share of Silvermex. The offer values Silvemex at approximately C$0.60 per share, representing a premium of approximately 33% to the closing price of Silvermex as at April 2, 2012 and approximately 43% to the 30 day volume weighted average price (“VWAP”). The transaction will be implemented by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia).

BENEFITS TO FIRST MAJESTIC SHAREHOLDERS

  Strengthens First Majestic’s position as one of the world’s leading silver producers.
  Enhances First Majestic’s leading position in Mexico, one of the world’s most prolific silver and gold regions.
  La Guitarra adds a fourth producing asset with additional growth potential to First Majestic’s portfolio of Mexican assets.
  Further diversifies production and cash flow across a robust portfolio of producing mines and development projects.

BENEFITS TO SILVERMEX SHAREHOLDERS

  Provides Silvermex shareholders with a highly attractive premium to current market price.
  Creates opportunity to participate in a leading silver producer and increases leverage to current strong silver price environment.

  Gain access to First Majestic’s operational expertise and financial strength.
  Diversifies Silvermex’s single asset risk profile and provides exposure to First Majestic’s portfolio of Mexican assets.
  Increased analytical following and liquidity with a broader investor base.

Keith Neumeyer, President & CEO of First Majestic, stated: “We believe this transaction provides an excellent opportunity for the shareholders of both First Majestic and Silvermex. First Majestic shareholders gain increased exposure to silver and can realize the significant upside in production and reserves that we believe exists at La Guitarra, while Silvermex shareholders realize an immediate premium and can capitalize on the value creation that First Majestic brings going forward.”

Duane Nelson, CEO of Silvermex added: “First Majestic brings the necessary capital and operational expertise required to accelerate exploration activities and production growth at our La Guitarra Mine as well as our other advanced projects. We believe that First Majestic’s proven track record of operational achievements and experience in Mexico will ensure a successful future for the combined company.”

TRANSACTION SUMMARY

Under the terms of the Arrangement, on closing, each Silvermex shareholder will receive 0.0355 common shares of First Majestic and C$0.0001 in cash per Silvermex common share. Outstanding Silvermex options will be exchanged for First Majestic shares with a value equal to the in-the-money value of the options (based on the Exchange Ratio). Outstanding Silvermex warrants will be exchanged for First Majestic shares with a value equal to the in-the-money value of the warrants (based on the Exchange Ratio) or may be exchanged for equivalent warrants of First Majestic, at the election of the holder. Pursuant to the transaction, First Majestic will issue approximately 9.6 million First Majestic common shares valuing the company at approximately C$175.4 million based on First Majestic’s 30 day VWAP on April 2, 2012. Following completion of the transaction, the current First Majestic shareholders will hold approximately 91.7% of the combined company, while current shareholders of Silvermex will hold approximately 8.3% . The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders, warrant holders and option holders of Silvermex voting together as a single class at a special meeting expected to take place in June 2012. In addition to shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. Silvermex has agreed to pay a termination fee to First Majestic of C$6.14 million upon the occurrence of certain termination events.

The Board of Directors of Silvermex has unanimously approved the transaction and is expected to provide a written recommendation that Silvermex shareholders vote in favour of the transaction in the information circular to be mailed to shareholders in connection with the Arrangement. Each of the directors and senior officers of Silvermex and certain shareholders of Silvermex representing approximately 21% of the issued and outstanding Silvermex securities have entered into voting agreements with First Majestic and have agreed to vote in favour of the transaction at the special meeting of Silvermex securityholders to be held to consider the Arrangement.

Full details of the Arrangement will be included in a Management Information Circular to be filed with the regulatory authorities and mailed to Silvermex securityholders in accordance with applicable securities laws. Silvermex expects to mail the Management Information Circular in May 2012.

ADVISORS AND COUNSEL

BMO Capital Markets acted as exclusive financial advisor to First Majestic and has provided an opinion to the First Majestic Board of Directors that the consideration to be paid by First Majestic under the transaction is fair, from a financial point of view, to First Majestic. GMP Securities L.P., acting as financial advisor to Silvermex, has provided an opinion to the Board of Directors of Silvermex that, based upon and subject to the assumptions, limitations, and qualifications in the opinion, the consideration to be received is fair, from a financial point of view, to the shareholders of Silvermex. First Majestic’s Canadian, Mexican and US legal counsel are McCullough O’Connor Irwin LLP, Todd y Asociados S.C. and Clark Wilson LLP respectively. Silvermex’s Canadian and Mexican legal counsel are McMillan LLP and Urias Romero Y Asociados, S.C. respectively.

CONFERENCE CALL

First Majestic and Silvermex will host a joint conference call and webcast on Tuesday, April 3, 2012 at 11:30 am Eastern time / 8:30 am Pacific time for members of the investment community to discuss the proposed transaction. The call-in details are as follows:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free:	1-800-319-6413
Outside Canada & USA:	1-604-638-9010
Pin Code:	3928 followed by the # sign

An archived webcast of the conference call will also be available at www.firstmajestic.com.

ABOUT FIRST MAJESTIC

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to First Majestic achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or contact Todd Anthony, Investor Relations at 1-866-529-2807.

ABOUT SILVERMEX

Silvermex is a mining company focused in Mexico with a portfolio of projects ranging from early stage exploration to production. Silvermex’s core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico.

For more information please visit the Silvermex’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

ON BEHALF OF THE BOARD OF	ON BEHALF OF THE BOARD OF
FIRST MAJESTIC SILVER CORP.	SILVERMEX RESOURCES INC.

“Keith Neumeyer”	“Duane Nelson”

Keith Neumeyer	Duane Nelson
President & CEO	CEO & Director

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.